

May 25, 2021

Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

   Re: Rise Companies Corp
     Post-Qualification Amendment to Form 1-A
     Filed April 28, 2021
     File No. 024-11149

Dear Mr. Miller:

  We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed April 28, 2021

General

1. We note that you discuss the sponsored programs' redemption programs and the risks and benefits associated with such programs throughout the offering circular. Please also disclose that the sponsored programs temporarily suspended the processing and payment of redemptions under the redemption plan in 2020. Please also clarify if such suspensions would have affected the ability for an investor to redeem without penalty within the first 90 days of his or her investment, which is discussed on page 51 on your offering circular. In addition, we note that the "Flexibility" bullet point on page 51 indicates that investors may redeem their shares during the 90-day introductory period "in full." Please clarify whether that amount is capped by the lesser of 5,000 shares or $50,000 per redemption request, which is discussed under the "eDirect Programs Share Redemption Program" section.

2.   We note publicly available sources, including your website, discuss the availability of a Fundrise affiliate referral program or a "Fundrise Invitation Program." With a view towards disclosure, please provide us with additional information about this program, such as, but no limited to, who is eligible to participate, the actions required by the participant, the referral fees or discounts provided and the amount of investors that have opened accounts through this program.

Cover Page

3.   We note your disclosure in footnote 5 on the cover page that you are continuing to offer $44.3 million Class B shares. Please further revise your cover page to reduce the amount that you are seeking to qualify in accordance with Rule 251(a)(2) of Regulation A. In this respect, we note that you also indicate that you are qualifying "up to 8,178,307 shares" of Class B stock at a price per share of $10.90, which appears to exceed the offering limitation provided by the rule. In addition, we note that the first paragraph of the cover page appears to indicate that you have less than $44.3 million Class B shares available to sell under the rule. Please revise throughout accordingly.

Program Returns, page 52

4.   We note that you have provided return information that appears to aggregate all of the programs sponsored by Rise Companies on the Fundrise platform. Please explain to us in more detail your basis for providing this information and additional detail regarding how you calculated the returns. Please also explain to us the relevance of the aggregated return information given that investors can not invest in an aggregated platform program.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mark Schonberger